UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                                       to

Commission file number 000-31167

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Genencor International, Inc. Employee Retirement Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genencor International, Inc.

925 Page Mill Road
Palo Alto, California 94304

Genencor International, Inc.
Employee Retirement Investment Plan
Index to Financial Statements and Supplemental Schedule

*	Certain schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Genencor International, Inc.
Employee Retirement Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of the Genencor International, Inc. Employee Retirement Investment Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Jose, California
June 28, 2004

Genencor International, Inc.
Employee Retirement Investment Plan

Statement of Net Assets Available for Benefits
December 31, 2003 and 2002

Assets	2003	2002
Interest-bearing cash	$—	$44,867
Investments at fair value	72,362,579	50,785,165

Total investments	72,362,579	50,830,032
Receivables:
Employer contributions	—	1,879,288

Total receivables	—	1,879,288

Net assets available for benefits	$72,362,579	$52,709,320

The accompanying notes are an integral part of the financial statements.

Genencor International, Inc.
Employee Retirement Investment Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003

Investment income:
Interest	$75,836
Dividends	900,156
Net appreciation in fair market value of investments	13,570,544

Total investment income	14,546,536

Additions/(deductions):
Contributions:
Employer	3,076,498
Participant	4,710,618

Total contributions	7,787,116
Benefit distributions	(2,678,543)
Administrative expenses	(1,850)

Total additions/(deductions)	5,106,723

Net increase in net assets available for benefits	19,653,259

Net assets available for benefits at beginning of year	52,709,320

Net assets available for benefits at end of year	$72,362,579

The accompanying notes are an integral part of the financial statements.

Genencor International, Inc.
Employee Retirement Investment Plan

Notes to Financial Statements
December 31, 2003

1.	Plan Description

The following description of the Genencor International, Inc. Employee Retirement Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan covering all eligible employees of Genencor International, Inc. (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established effective February 1, 1990. A Retirement Committee, consisting of members of the Company’s management, acts as Plan Administrator.

Participant Contributions

Substantially all full-time non-union employees of the Company in the United States are eligible to participate in the Plan. As a result of the Economic Growth and Tax Relief Reconciliation Act enacted by the United States Congress during 2002, the Plan allows participants to contribute up to 50% of their pre-tax earnings to the Plan. Employee contributions are allocated at the discretion of the participant among thirteen investment options.

Employer Contributions

The Company matches participant contributions in the following manner: 100% of the employee’s annual cumulative contributions for the first 2% contributed; and 50% of the participant’s annual cumulative contributions for the next 2% contributed. The matching contributions are allocated to participant accounts following the end of the pay period to which the matching contributions apply.

In addition, the Plan requires the Company to contribute, on an annual basis, 3% of each eligible employee’s annual compensation, whether the participant is otherwise contributing or noncontributing. Employer contributions are allocated at the discretion of the participant among thirteen investment options.

Vesting

Participants are immediately 100% vested in their voluntary contributions and the Company’s matching contributions. Participants become vested in the Company’s annual 3% defined contribution based on the following schedule:

Service	Percent Vested
Less than one year	0%
More than one year and less than two years	50%
More than two years	100%

Genencor International, Inc.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31,2003

1.	Plan Description – continued

Participant Loans

A participant can obtain a loan from the Plan for the lesser of $50,000 or 50% of their vested account balance, which amounts shall be reduced by any previously outstanding loans. Interest rates on loans are set at 150 basis points above the prime rate on the first day of the month in which the loan is originated. Loans are to be repaid over a period not to exceed five years with the exception of loans being used to purchase a principal residence, which may not exceed fifteen years. On December 31, 2003, loans outstanding have interest rates ranging from 5.5% - 11.0% with maturity dates ranging from January 31, 2004 through November 10, 2018.

Participant Accounts

Each participant’s account is adjusted by (a) the participant’s contributions; (b) the Company’s contributions; (c) the participant’s loan principal, interest and origination fees; and (d) a pro-rata allocation of the respective fund’s investment activity. The total benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Benefit Payments

Participants (or their beneficiaries) are eligible to receive vested benefits upon retirement, death, or when they cease to be an employee of the Company. Participants can also withdraw all or any portion of their contributions in the event of undue financial hardship. Normal retirement age is 65. Participants are entitled to 100% of their account balance at retirement. Participants may elect to receive their benefits in the form of a single lump-sum payment or in annual installments.

Forfeitures

Forfeited, non-vested amounts will be used, first, to pay Plan expenses and then to reduce employer contributions to the Plan. After these offsets, any remaining forfeited, non-vested amounts will be allocated to participant accounts as employer contributions in addition to employer matching and 3% contributions described above. During the year ended December 31, 2003, there were $20,000 in forfeitures.

Trustee

T. Rowe Price Trust Company (T. Rowe Price) (the Trustee) is trustee for the Plan. T. Rowe Price holds all plan assets and distributes them among the various investment options elected by the participants. T. Rowe Price also makes disbursements from the trust for benefit payments upon receiving proper authorization and benefit information from the Plan Administrator.

Genencor International, Inc.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2003

1.	Plan Description — continued

Plan Termination

Termination of the Plan may be effected by a written instrument adopted by the Board of Directors of the Company (the Board). At such time, the accounts of all participants shall immediately be fully vested and nonforfeitable. The Board shall select, and direct the Retirement Committee to follow, one of the following alternatives: (a) The Board may keep the Plan in existence, making distributions to participants and beneficiaries as they become entitled thereto, then liquidate the Plan; (b) The Board may direct the Trustee to distribute amounts in the accounts of all participants, then liquidate the Plan after all benefits have been paid out; or (c) The Board may transfer all assets and liabilities of the Plan to another continuing employee benefit trust as described in Section 401(a) of the Internal Revenue Code (the Code).

Plan Amendments

The Board has the right to amend the Plan in any and all respects at any time. There were no significant Plan amendments during the year ended December 31, 2003.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting. Benefits are recorded when paid. Shares of mutual funds are valued at the Net Asset Value of shares held by the Plan at year end. Investments are valued at fair value based on market quotations. Participant loans receivable are valued at original loan principal less principal repayments.

Administrative Expenses

The Company paid substantially all administrative expenses of the Plan in 2003.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Genencor International, Inc.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2003

2.	Significant Accounting Policies — Continued

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Net Appreciation in Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation/depreciation on those investments.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2003	2002
Science & Technology Fund	$10,161,374	$5,665,779
Growth Stock Fund	8,618,205	6,005,346
Prime Reserve Fund	7,642,761	7,366,497
Equity Income Fund	7,359,963	5,279,098
Small Cap Value Fund	6,142,550	3,593,729
International Stock Fund	5,766,974	3,746,614
Spectrum Income Fund	4,284,337	2,616,058
Equity Index 500 Fund	4,126,502	2,687,796
Blue Chip Growth Fund	3,992,446	2,614,762
Stable Value Fund	3,920,210	3,737,269
New America Growth Fund	3,840,266	—

During 2003, the Plan’s investments appreciated in value by $13,570,544 as follows:

Mutual funds	$12,844,229
Common stock	$726,315

Genencor International, Inc.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2003

4.	Party-in-Interest

T. Rowe Price, trustee and record keeper for the Plan, also manages twelve of the thirteen investment options available to participants.

5.	Federal Income Tax Status

The Plan received a favorable determination letter dated May 23, 2002 from the Internal Revenue Service, stating that the Plan, as then designed, was a qualified plan in accordance with applicable sections of the Code and its corresponding trust is exempt from taxation. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.	Reconciliation to Form 5500

The net assets available for plan benefits included in Form 5500 exclude $4,396 of deemed distributions. The Statement of Net Assets Available for Benefits includes these as part of investments as of December 31, 2003 and 2002.

7.	Subsequent Events

On January 1, 2004 the T. Rowe Price Mid-Cap Value Fund and the T. Rowe Price New Horizon Fund were added as investment options to the Plan. As of July 1, 2004 the T. Rowe Price Blue Chip Growth Fund will be replaced by the T. Rowe Price Growth Stock Fund. Also as of July 1, 2004 the T. Rowe Price International Stock Fund will be replaced by the American Funds Europacific Growth Fund. These investment vehicles have similar investment strategies. In addition, T. Rowe Price Retirement Fund options will be added as an investment option to the Plan as of July 1, 2004.

Genencor International, Inc.
Employee Retirement Investment Plan

Schedule H, line 4i – “Schedule of Assets (Held at End of Year)” December 31, 2003

	Description of
Identity of Issuer	Investment	Number of Shares	Current Value
Science & Technology Fund *	Mutual Fund	540,499	$10,161,374
Growth Stock Fund *	Mutual Fund	354,221	8,618,205
Prime Reserve Fund *	Mutual Fund	7,642,761	7,642,761
Equity Income Fund *	Mutual Fund	304,634	7,359,963
Small Cap Value Fund *	Mutual Fund	209,001	6,142,550
International Stock Fund *	Mutual Fund	501,912	5,766,974
Spectrum Income Fund *	Mutual Fund	364,005	4,284,337
Equity Index 500 Fund *	Mutual Fund	137,780	4,126,502
Stable Value Fund *	Common Trust Fund	3,920,210	3,920,210
Blue Chip Growth Fund *	Mutual Fund	140,332	3,992,446
New America Growth Fund *	Mutual Fund	128,738	3,840,266
Balanced Fund *	Mutual Fund	161,327	2,970,038
Genencor International, Inc.*	Common Stock	164,995	2,590,424
Participant loans receivable		N/A	946,529

Total investments			$72,362,579

Cost information omitted, as investments are participant directed.

* Denotes Party-in-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Genencor International, Inc. Employee Retirement Investment Plan

	By:	Genencor International, Inc., Plan Administrator

Date: June 28, 2004	By:	/s/ Raymond J. Land

Raymond J. Land Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm